Contact

www.linkedin.com/in/
brianbristol~tech (LinkedIn)

Top Skills

Python
Leadership
React

Honors-Awards

Young Black Leadership Alliance
Ambassador
Gates Millennium Scholarship
Finalist
QuestBridge Scholar
Code2040 Fellow
#FirstFlight Attendee

Patents

Online Peer-to-Peer Lending and
Borrowing Platform which Facilitates
Consumer Created Unsecured Debt
Instruments

Brian Bristol

Founder & CTO at Pigeon Loans | Venture Partner @ WeFunder
Miami

Summary

Passionate individual who is dedicated to excellence in all
endeavors. I strive to be the best in everything I do, especially if
that activity involves mastering new technologies, beating YWCA
campers at UNO, or being a mentor to Harlem Lacrosse students.

Venture Partner @ WeFunder, I dabble in investing in:

Crypto Ventures
Fintech Startups
Black Founders
Female Founders

Oh yeah, I also built a pretty cool company, check us out at
www.pigeonloans.io

Experience

Pigeon Loans
Founder
September 2020 - Present (1 year 8 months)
Miami, Florida, United States

I built something kind of cool. If you haven't yet heard of Pigeon Loans, you
probably will soon.

I am currently working to improve, facilitate, and enable loans between friends,
family, and loved ones all across the globe. It shouldn't be difficult or stressful
to make a loan with someone you trust. So with no comprehensive existing
solution in the finance or tech market, I decided to create the solution.

I built the world's first global, do it yourself, peer-to-peer lending platform aimed
at making loans simple & easy for friends, family, and loved ones.

Intuit

Software Engineer
August 2019 - September 2021 (2 years 2 months)
Greater San Diego Area

At Intuit, I worked within both an offensive security team codenamed War Machine and a team dedicated to sensitive data encryption called Intuit Data Protection Services.

During my time at Intuit, I spearheaded software development from all avenues. I worked with various backend, security, front end, and cloud technologies to bolster the security frameworks that protect and run Intuit on a day to day basis.

I helped build and scale War Machine's automated testing framework from 0 to over 1000 running concurrent exploit finding mechanisms which in turned saved Intuit $1.7 million+ in pre-emptively patched vulnerabilities. Additionally, I developed world class APIs and abstraction interfaces within Intuit Data Protection Services to help scan and detect sensitive information within pentabytes of data in Intuit's global Datalake, Event Bus, and Athena resources. Both services are currently being used by 100s of engineers internally at Intuit.

Skills and technologies learned along the way include React, Docker, Artifactory, various Encryption protocols, the AWS Serverless stack, Node.JS, Data Modeling, and best practices for Software Architecture & Design.

Intuit
Software Engineer
May 2018 - August 2018 (4 months)
Mountain View, CA

During the course of my time at Intuit, I worked within the Intuit Information Security Research & Development team. Throughout the summer, I dedicated my time to creating and delivering a project entitled "Cartwheel". Cartwheel is a secrets management tool that allows for the automatic rotation of all of Intuit's highly sensitive data such as, secrets, passwords, and keys.

Cartwheel after it's implementation, helped to fortify the security ideals which Intuit possess. In addition, Intuit developers now have a service that autonomously rotates confidential information for them, allowing more time for increased productivity and a decrease in rotation specific errors.

By the conclusion of my time at Intuit, I utilized tools such as Amazon Web Services: Lambda & IAM Roles, Intuit Data Protection Services SDK, Maven, and Java. I presented the results of my work from Cartwheel to Intuit executives at the conclusion of my internship. I received feedback from the Chief Security Officer of Intuit, Michele Iacovone, in which he stated: "...this project will have an immense impact; Cartwheel will have developers across Inuit doing cartwheels as it addresses a long-held need within the company, so thank you".

Pinterest
Software Engineer
June 2017 - August 2017 (3 months)
San Francisco, CA

During the summer of 2017, I worked in the Data/Infrastructure department at Pinterest. As part of the Visibility team, I learned to utilize tools such as Kafka, Apache Spark, and Scala to solve "big data" issues facing Pinterest.

Upon arrival at Pinterest, I was delegated one project to complete for the summer, after completing that project four weeks ahead of schedule, I was give two more tasks. Both of my initial two projects involved me converting Pinterest's Storm topology to Apache Spark, coded in Scala. These projects significantly improved Pinterest's capacity to store data and reduced the time in which it takes to access/write that data.

A third and final project was given to me by a group of senior engineers at Pinterest. I was tasked with creating a real-time release monitoring system which would allow Pinterest to better understand the problems associated with Pinterest app builds and provide early detection of potential anomalies with a new release. This project was envisioned, created, and deployed in approximately two weeks, and is now the foundation for real-time bug detection at Pinterest.

Columbia University in the City of New York
Computer Science Researcher
September 2016 - December 2016 (4 months)
New York, New York

I joined the Snow Day Learning Lab to assist Dr. Nathan Holbert and his doctoral students with their research project, "Bots for Tots". The Snow Day Learning Lab allowed me to acquire extensive knowledge about the manner in which child cognition interacts with technology, all while challenging me to inquire about the ways in which I can contribute to bridging the gender and racial gap within the computer science field.

Throughout my time in the Snow Day Learning Lab, I attended weekly meetings among lab members to discuss current issues plaguing the educational sector of the larger computer science world. In addition to my time spent deliberating with lab members, I frequently traveled to Greenwich Academy and Teachers College Community School to obtain qualitative data relevant to the "Bots for Tots" project.

Harlem Lacrosse
Lacrosse Coach
September 2016 - November 2016 (3 months)
Harlem, New York

Undertook an unpaid coaching position to work with at-risk youth to grow the sport of lacrosse in Harlem, New York. Comprised of mostly minority middle-school aged boys, I worked with the Promise Academy II lacrosse team to help cultivate their skills and provide leadership for the athletes on this team.

I joined the Harlem Lacrosse initiative to not only spread word about the sport that I love, but to also give students of color the opportunity to discover this sport as well, ultimately in hopes of diversifying lacrosse for future generations.

Washington University in St. Louis
Computer Science Researcher
May 2016 - August 2016 (4 months)

Assisted Dr. Caitlin Kelleher in her research regarding youth interaction with the software Looking Glass.

Acquired basic knowledge of machine learning and human-to-computer interaction concepts.

Conducted qualitative and quantitative research that consisted of observational notes that improved the Looking Glass interface and features.

Bank of America
Student Leader
June 2015 - August 2015 (3 months)

Provided assistance in running organizational and logistical day-to-day operations for a Charlotte non-profit, the YWCA, on behalf of Bank of America.

Successfully orchestrated two camps for socioeconomically disadvantaged youth.

Attended Bank of America's 2015 Student Leadership Conference in Washington D.C.

Presented a Prezi to various Bank of America executives at the end of the summer, outlining my accomplishments and achievements during the course of my internship.

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Education

Y Combinator
 · (January 2022 - March 2022)

Bowdoin College
Bachelor of Arts - BA, Computer Science, Philosophy · (2015 - 2019)